16 February 2007

Corus Group plc

DISCLOSURE OF INTEREST IN SHARES

Corus Group plc (the “Company”) received notification today from UBS Investment Bank stating that on 14 February 2007 UBS AG London Branch, had an interest in 9,589,135 ordinary shares representing 1.01% of the Company’s issued share capital.